UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            _________________________

                                  SCHEDULE 13D
                            _________________________

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                                 ZIM CORPORATION
                                (NAME OF ISSUER)

                      COMMON SHARES, NO PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                     989555
                                 (CUSIP NUMBER)

                                MICHAEL COWPLAND
                                 ZIM CORPORATION
                                20 COLONNADE ROAD
                                 OTTAWA, ONTARIO
                                     K2M 7E6
                                 (613) 727-1397
              (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                      TO RECEIVE NOTICES AND COMMUNICATION)

                                 OCTOBER 7, 2004
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of "240.13d-1(f) or 240.13d (g), check the following box: / /

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ' 24013d-7 for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 989555                  13D                         Page 2 of 6 Pages


--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
          Dr. Michael Cowpland
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
          (a)  / /
          (b)  /X/
--------------------------------------------------------------------------------
3.        SEC USE ONLY
--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS: PF
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(D) OR 2(E): / /
--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION: Canada
--------------------------------------------------------------------------------
7.        SOLE VOTING POWER:            29,462,626 shares

8.        SHARED VOTING POWER:          0 shares

9.        SOLE DISPOSITIVE POWER:       29,462,626 shares

10.       SHARED DISPOSITIVE POWER      0 shares
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY
          OWNED BY EACH REPORTING PERSON:       29,462,626 shares
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES:* / /
--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11):   42.2%
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*: IN
--------------------------------------------------------------------------------

CUSIP NO. 989555                  13D                         Page 3 of 6 Pages

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
          Mrs. Marlen Cowpland
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
          (a)  / /
          (b)  /X/
--------------------------------------------------------------------------------
3.        SEC USE ONLY
--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS: PF
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(D) OR 2(E): / /
--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION: Canada
--------------------------------------------------------------------------------
7.        SOLE VOTING POWER:          10,648,705 shares

8.        SHARED VOTING POWER:         9,181,689 shares

9.        SOLE DISPOSITIVE POWER:     10,648,705 shares

10.       SHARED DISPOSITIVE POWER     9,181,689 shares
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY
          OWNED BY EACH REPORTING PERSON     19,830,394 shares
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES:* / /
--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11):  31.8%
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*: IN
--------------------------------------------------------------------------------

CUSIP NO. 989555                  13D                         Page 4 of 6 Pages

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
          160879 Canada Inc.
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
          (a)  / /
          (b)  /X/
--------------------------------------------------------------------------------
3.        SEC USE ONLY
--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS: OO
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(D) OR 2(E): / /
--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION: Canada
--------------------------------------------------------------------------------
7.        SOLE VOTING POWER:            0 shares

8.        SHARED VOTING POWER:          9,181,689 shares

9.        SOLE DISPOSITIVE POWER:       0 shares

10.       SHARED DISPOSITIVE POWER      9,181,689 shares
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY
          OWNED BY EACH REPORTING PERSON:      9,181,689 shares
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES:* / /
--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11):  15.3%
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*: CO
--------------------------------------------------------------------------------

CUSIP NO. 989555                  13D                         Page 5 of 6 Pages


Item 1.  Security and Issuer.

         This Amendment No. 2 amends the Statement on Schedule 13D (the "Schedule") filed with the United States Securities and Exchange Commission (the "Commission") on June 29, 2004, and amended on August 11, 2004, by Dr. Michael Cowpland, Mrs. Marlen Cowpland and 160879 Canada, Inc., a corporation organized under the laws of Canada. This amendment to the Schedule 13D relates to the Common Shares, no par value per share (the "Common Shares") of ZIM Corporation, a corporation organized under the laws of Canada (the "Issuer"). The principal executive office and mailing address of the Issuer is 200-20 Colonnade Road, Ottawa, Ontario, Canada K2E 7M6. The Schedule remains the same other than as amended herein.


Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule is hereby amended by the addition of the following paragraph.:

         On October 7, 2004, Mrs. Cowpland purchased 1,018,077 units offered by the Issuer in a private placement for $.39 per unit. Each unit consisted of one share of the Issuer's Common Shares, and two warrants, with each warrant being exercisable for 15 months into one share of the Common Shares at an exercise price of $.39 per share.



Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended to add the following:

         (a) As of the date hereof, the Issuer has 59,432,869 common shares issued and outstanding.

         (c) The following transactions in the Issuer's common stock have been effected during the past 60 days by the Reporting Persons:

         On October 7, 2004, Mrs. Cowpland purchased 1,018,077 units offered by the Issuer in a private placement for $.39 per unit. Each unit consisted of one share of the Issuer's Common Shares, and two warrants, with each warrant being exercisable for 15 months into one share of the Issuer's Common Shares at an exercise price of $.39 per share.

CUSIP NO. 989555                  13D                         Page 6 of 6 Pages


                                   Signatures

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: As of October 8, 2004


--------------------------------------------------------------------------------
      /s/ Michael Cowpland                         160879 CANADA INC.
   -----------------------------
           Michael Cowpland
                                                   By: /s/ Marlen Cowpland
                                                       --------------------
      /s/ Marlen Cowpland                          Name: Marlen Cowpland
   -----------------------------                   Title: President
           Marlen Cowpland
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